UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016	Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English) P.O. Box 4569, Station A Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ⃞                            Form 40-F  ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞                              No  ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Company is hereby amending and refiling the information filed on Form 6-K on November 7, 2016, reporting Dominion Diamond Corporation’s corporate office move to Calgary to correct a clerical error on the signature line.  All other information remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 7th day of November, 2016.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ Matthew Quinlan
	Name:	Matthew Quinlan
	Title:	Chief Financial Officer